Exhibit 99.6

FELDMAN FINANCIAL ADVISORS, INC.

8804 Mirador Place

McLean, VA 22102

(202) 467-6862

March 11, 2024

Boards of Directors

Wisconsin Mutual Bancorp, MHC

EWSB Bancorp, Inc.

East Wisconsin Savings Bank

221 South Locust Street

Kaukauna, Wisconsin 68801

Members of the Boards of Directors:

At the request of Wisconsin Mutual Bancorp, MHC (the “MHC”), Feldman Financial Advisors, Inc. hereby provides its opinion as to any potential economic value of the rights received by depositors in a liquidation account maintained by the newly formed EWSB Bancorp, Inc. (the “Company”) and the associated liquidation account in East Wisconsin Savings Bank (the “Bank”) as set forth in the Plan of Conversion (the “Plan”) adopted by the Boards of Directors of the MHC, the Company, and the Bank. All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan. According to the Plan, the MHC will convert from the mutual holding company form of organization to the stock holding company form of organization. As part of the Plan, the Company will offer shares of its common stock for sale in a Subscription Offering to Eligible Account Holders and Supplement Eligible Account Holders. Any shares of common stock that remain unsubscribed for in the Subscription Offering will be offered by the Company for sale in the Community Offering or Syndicated Community Offering to certain members of the general public. When the Conversion and Offering are completed, all of the capital stock of the Bank will be owned by the Company, all of the common stock of the Company will be owned by its stockholders, and the MHC and the current mid-tier stock holding company, EWSB Bancorp, Inc. (“Old EWSB Bancorp”) will no longer exist.

We understand that in accordance with the Plan, Eligible Account Holders and Supplemental Eligible Account Holders will receive rights in a liquidation account maintained by the Company representing the amount equal to the total equity of Old EWSB Bancorp as of the date of its latest balance sheet contained in the prospectus of the Company. The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposit accounts in the Bank in relation to such persons’ deposit account balance at the Eligibility Record Date or Supplemental Eligibility Record Date, as applicable, or to such balance as may subsequently be reduced. The liquidation account is designed to provide payments to depositors of their liquidation interests in the unlikely event of a solvent liquidation of the Bank, following payment of all claims of creditors, including those of depositors. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor.

In the unlikely event that either the Bank (or the Company and the Bank) were to liquidate after the Conversion (including a liquidation of the Bank following a purchase and assumption transaction with a credit union acquiror), all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2022 and depositors as of March 31, 2024. Also, in a complete liquidation of both entities, or of the Bank, when the Company has insufficient assets (other than the stock of the Bank), or of the Bank following a purchase and assumption transaction with a credit union acquiror, to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and the Bank has positive net worth, the Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of the Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in the Bank, the Bank liquidation account and depositors shall have an equivalent interest in such Bank liquidation account, subject to the same rights and terms as the liquidation account.

FELDMAN FINANCIAL ADVISORS, INC.

Boards of Directors

March 11, 2024

Page Two

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of the Bank (or the Company and the Bank), that liquidation rights in the Company automatically transfer to the Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of the Bank, and that after two years from the date of Conversion and upon written request of the Federal Reserve Board and the Wisconsin Department of Financial Institutions, the Company will transfer the liquidation account and depositors’ interest in such account to the Bank and the liquidation account shall thereupon become the liquidation account of the Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets or following a purchase and assumption transaction with a credit union acquiror does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

Feldman Financial Advisors, Inc.